March 12, 2024

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	SOS Limited
Registration Statement on Form F-1
File No. 333-276006

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Maxim Group LLC, as placement agent, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 9:00 a.m., Washington D.C. time, on Wednesday, March 13, 2024, or as soon thereafter as practicable.

MAXIM GROUP LLC

By:	/s/ Clifford A. Teller
Name:	Clifford A. Teller
Title:	Co-President